SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of February 2010

List of Exhibits:

1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural Equipment During the Month of January and Cumulative for 1 Month of 2010, Compared with Prior Year Periods, and Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of December 2009 Relative to Industry Results or Levels.

2.	Registrant’s Estimated North American Retail Unit Sales Activity For Selected Construction Equipment During the Month of January and Cumulative for 1 Month of 2010, Relative to Industry Results or Levels, Compared with Prior Year Periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Steven C. Bierman
Steven C. Bierman
Chief Financial Officer

February 16, 2010

Summary North American Retail Unit Sales Activity

For Selected Agricultural Equipment

During the Month of January and Cumulative for 1 Month 2010, Compared with Prior Year

Periods, and Indicators of North American Dealer Inventory Levels for Selected Agricultural

Equipment at the End of December 2009

Relative to Industry Results or Levels

The following table summarizes selected agricultural equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Copies of the relevant monthly Agricultural Flash reports from AEM and CFIEI follow the table.

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

CATEGORY	Total North American Industry	CNH RELATIVE PERFORMANCE (All Brands)
RETAIL UNIT SALES:	January 2010
Month to Date
Agricultural Tractors:
under 40 horsepower (2WD)	(1.5)%	Down moderate double digits, significantly more than the industry
40 to 100 horsepower (2WD)	(7.3)%	Down low double digits, moderately more than the industry
over 100 horsepower (2WD)	31.6%	Down mid single digits, significantly worse than the industry
4 wheel drive tractors	4.5%	Down high single digits, moderately worse than the industry
Subtotal tractors over 40 hp	6.8%	Down low double digits, significantly worse than the industry
Total Ag tractors	3.5%	Down low double digits, significantly worse than the industry

Combines	14.1%	Down high single digits, significantly worse than the industry

Year to Date
Agricultural Tractors:
under 40 horsepower (2WD)	(1.5)%	Down moderate double digits, significantly more than the industry
40 to 100 horsepower (2WD)	(7.3)%	Down low double digits, moderately more than the industry
over 100 horsepower (2WD)	31.6%	Down mid single digits, significantly worse than the industry
4 wheel drive tractors	4.5%	Down high single digits, moderately worse than the industry
Subtotal tractors over 40 hp	6.8%	Down low double digits, significantly worse than the industry
Total Ag tractors	3.5%	Down low double digits, significantly worse than the industry

Combines	14.1%	Down high single digits, significantly worse than the industry

AG DEALER INVENTORIES:	December 2009
End of the month
Agricultural Tractors:
under 40 horsepower (2WD)	6.7 months supply	> 1 month less than the industry
40 to 100 horsepower (2WD)	5.9 months supply	> 1 month less than the industry
over 100 horsepower (2WD)	4.3 months supply	> 1 month less than the industry
4 wheel drive tractors	1.8 months supply	1 month less than the industry
Total tractors	6 months supply	> 1 month less than the industry

Combines	1 months supply	In line with the industry

January 2010 Flash Report

United States Unit Retail Sales

(Report Released 2/11/2010)

Copyright, AEM. All rights reserved. If data is referenced, please acknowledge AEM as the source.

	January			YTD - January			Beginning Inventory January
	2010	2009	% Chg	2010	2009	% Chg	2010
2WD Farm Tractors
< 40 HP	3,225	3,261	-1.1	3,225	3,261	-1.1	44,685
40 < 100 HP	2,811	3,064	-8.3	2,811	3,064	-8.3	24,395
100 + HP	2,375	1,784	33.1	2,375	1,784	33.1	8,017

Total 2WD Farm Tractors	8,411	8,109	3.7	8,411	8,109	3.7	77,097
4WD Farm Tractors	260	238	9.2	260	238	9.2	689

Total Farm Tractors	8,671	8,347	3.9	8,671	8,347	3.9	77,786
Self-Prop Combines	581	508	14.4	581	508	14.4	812

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and District of Columbia.

January 2010 Flash Report

Canada Unit Retail Sales

(Report Released 2/11/2010)

Copyright, AEM. All rights reserved. If data is referenced, please acknowledge AEM as the source.

	January			YTD - January			Beginning Inventory January
	2010	2009	% Chg	2010	2009	% Chg	2010
2WD Farm Tractors
< 40 HP	462	481	-4.0	462	481	-4.0	6,017
40 < 100 HP	370	368	0.5	370	368	0.5	2,894
100 + HP	231	196	17.9	231	196	17.9	1,680

Total 2WD Farm Tractors	1,063	1,045	1.7	1,063	1,045	1.7	10,591
4WD Farm Tractors	67	75	-10.7	67	75	-10.7	182

Total Farm Tractors	1,130	1,120	0.9	1,130	1,120	0.9	10,773
Self-Prop Combines	52	47	10.6	52	47	10.6	172

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in Canada.

Estimated North American Retail Unit Sales Activity

For Selected Construction Equipment

During the Month of January and cumulative for 1 Month of 2010,

Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes CNH’s estimates of selected construction equipment industry retail unit sales results in North America as compared with prior year periods. Estimated industry results for the current periods are expressed in terms of the percentage change from the prior year periods, by major product category.

These industry preliminary estimates are based on unit sales and are believed to include most, but not all, of the equipment sold in each of the categories. The estimates are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results also will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

ESTIMATED NORTH AMERICAN RETAIL ACTIVITY

CATEGORY	Total North American Industry	CNH RELATIVE PERFORMANCE (All Brands)
RETAIL UNIT SALES:	January 2010
Month to Date
Loader/backhoes	Down moderate double digits	Down high double digits, significantly more than the industry
Skid Steer Loaders	Down low double digits	Down low double digits, moderately less than the industry
Total Light Equipment*	Down low double digits	Down moderate double digits, slightly more than the industry
Total Heavy Equipment**	Down moderate double digits	Down high double digits, significantly more than the industry

Year to Date
Loader/backhoes	Down moderate double digits	Down high double digits, significantly more than the industry
Skid Steer Loaders	Down low double digits	Down low double digits, moderately less than the industry
Total Light Equipment*	Down low double digits	Down moderate double digits, slightly more than the industry
Total Heavy Equipment**	Down moderate double digits	Down high double digits, significantly more than the industry

*	As of January 1, 2009 compact track loaders and rough terrain forklift have been included in light equipment, as industry volume estimates are available for both 2008 and 2009.
**	As of January 1, 2009 crawler loaders have been excluded from heavy equipment, as units volumes are no longer significant.